Exhibit 99.1

POET

TECHNOLOGIES INC.

Unaudited Consolidated

Financial Statements

9-months ended September 30, 2014

TABLE OF CONTENTS

Notice to Shareholders		2

Consolidated Statement of Financial Position		3

Consolidated Statements of Operation and Deficit		4

Consolidated Statements of Comprehensive Loss		4

Consolidated Statements of Changes in Shareholders’ Equity		5

Consolidated Statements of Cash Flows		6

Notes to Consolidated Financial Statements		7

1.	Description of Business	7
2.	Summary of Significant Accounting Policies	7
3.	Recent Accounting Pronouncements	10
4.	Marketable Securities	10
5.	Property and Equipment	10
6.	Patents and Licenses	11
7.	Accounts Payable and Accrued Liabilities	11
8.	Share Capital	12
9.	Warrants	13
10.	Stock Options and Contributed Surplus	13
11.	Loss Per Share	15
12.	Commitments and Contingencies	16
13.	Related Party Transactions	16
14.	Segmented Information	16
15.	Financial Instruments and Risk Management	18
16.	Capital Management	19
17.	Expenses	19
18.	Reduction of License Fee	20
19.	Accounting Policy Change	20

NOTICE TO SHAREHOLDERS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2014

(Unaudited and Expressed in US Dollars)

POET TECHNOLOGIES INC.

Auditors’ involvement

The auditors of POET Technologies Inc. have not performed a review of the condensed unaudited consolidated financial statements for the three and nine months ended September 30, 2014 and September 30, 2013.

The accompanying notes are an integral part of these consolidated financial statements.

POET TECHNOLOGIES INC.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(Expressed in US Dollars)

		(Audited)
	September 30,	December 31,
	2014	2013

Assets
Current
Cash	$12,281,016	$3,260,967
Prepaids and other current assets	78,501	267,012
Marketable securities (Note 4)	—	397

	12,359,517	3,528,376
Property and equipment (Note 5)	1,099,643	903,792
Patents and licenses (Note 6 and 19)	182,451	125,676

	$13,641,611	$4,557,844

Liabilities

Current
Accounts payable and accrued liabilities (Notes 7)	$617,865	$256,027

	617,865	256,027

Shareholders’ Equity

Share capital (Note 8(b))	57,600,142	42,911,455
Warrants (Note 9)	8,739,061	8,135,590
Contributed surplus (Note 10)	23,085,295	20,261,067
Accumulated other comprehensive income	(249,579)	(11,593)
Deficit (Note 19)	(76,151,173)	(66,994,702)

	13,023,746	4,301,817

	$13,641,611	$4,557,844

Commitments and contingencies (Note 12)

On behalf of the Board of Directors

Signed (Peter Copetti)	Signed (Chris Tsiofas)
Director	Director

The accompanying notes are an integral part of these consolidated financial statements.

POET TECHNOLOGIES INC.

CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT

(Expressed in US Dollars)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2014	2013	2014	2013

Costs and expenses (Note 17)
General and administration	3,769,991	1,832,563	7,603,746	4,853,978
Research and development	627,494	532,169	1,722,557	1,291,757
	4,397,485	2,364,732	9,326,303	6,145,735

Loss before the following	(4,397,485)	(2,364,732)	(9,326,303)	(6,145,735)

Other income (Note 2)	—	84,628	169,832	261,984

Net loss	(4,397,485)	(2,280,104)	(9,156,471)	(5,883,751)

Deficit, beginning of period	(71,753,688)	(62,752,692)	(66,994,702)	(59,149,045)
Net loss	(4,397,485)	(2,280,104)	(9,156,471)	(5,883,751)

Deficit, end of period	$(76,151,173)	$(65,032,796)	$(76,151,173)	$(65,032,796)

Basic and diluted loss per share (Note 11)	$(0.03)	$(0.02)	$(0.06)	$(0.05)

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(Expressed in US Dollars)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2014	2013	2014	2013

Net loss	$(4,397,485)	$(2,280,104)	$(9,156,471)	$(5,883,751)

Other comprehensive (loss) income - net of income taxes
Exchange differences on translating foreign operations	291,200	66,457	(237,986)	(169,695)

Comprehensive loss	$(4,106,285)	$(2,213,647)	$(9,394,457)	$(6,053,446)

The accompanying notes are an integral part of these consolidated financial statements.

POET TECHNOLOGIES INC.

(Expressed in US Dollars)

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(Unaudited)

For the Nine Months Ended September 30,	2014	2013

Share Capital
Beginning balance	$42,911,455	$40,225,401
Shares issued for reduction of license fee	1,439,898	—
Funds from the exercise of warrants and compensation warrants	7,704,441	37,111
Fair value of warrants and compensation warrants exercised	3,542,730	23,387
Funds from the exercise of stock options	886,093	148,034
Fair value of stock options exercised	748,193	118,558
Funds from private placements	4,546,000	7,189,200
Fair value of warrants and compensation warrants issued	(4,146,957)	(4,308,292)
Share issue costs	—	(529,222)
Warrant exercise incentive	(31,711)	—

September 30,	57,600,142	42,904,177

Warrants
Beginning balance	8,135,590	3,850,685
Fair value of warrants and compensation warrants issued	4,146,957	4,308,292
Fair value of warrants and compensation warrants exercised	(3,542,730)	(23,387)
Fair value of expired warrants	(756)	—

September 30,	8,739,061	8,135,590

Contributed Surplus
Beginning balance	20,261,067	16,361,282
Stock-based compensation	3,571,665	3,060,448
Fair value of stock options exercised	(748,193)	(118,558)
Fair value of expired warrants	756	—

September 30,	23,085,295	19,303,172

Accumulated Other comprehensive income
Beginning balance	(11,593)	243,829
Other comprehensive (loss) income attributable to common shareholders	(237,986)	(169,695)

September 30,	(249,579)	74,134

Deficit
Beginning balance	(66,994,702)	(59,149,045)
Net loss	(9,156,471)	(5,883,751)

September 30,	(76,151,173)	(65,032,796)

Total shareholders’ equity	$13,023,746	$5,384,277

The accompanying notes are an integral part of these consolidated financial statements.

POET TECHNOLOGIES INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Expressed in US Dollars)

For the Nine Months Ended September 30,	2014	2013

CASH (USED IN) PROVIDED BY:

OPERATING ACTIVITIES

Net loss	$(9,156,471)	$(5,883,751)
Adjustments for:
Depreciation of property and equipment	152,710	36,157
Amortization of patents and licenses	14,023	9,598
Shares issued for reduction of license fee (Note 18)	1,439,898	—
Product warranty	—	74,101
Stock-based compensation (Note 10)	3,571,665	3,060,448

	(3,978,175)	(2,703,447)
Net change in non-cash working capital accounts:
Accounts and other receivable	—	(180,762)
Prepaid and other current assets	188,908	158,273
Accounts payable and accrued liabilities	361,838	17,911

Cash flow from operating activities	(3,427,429)	(2,708,025)

INVESTING ACTIVITIES
Construction in progress	(271,160)	(481,010)
Purchase of property and equipment	(77,401)	(419,226)
Purchase of patents and licenses	(70,798)	(62,923)

Cash flow from investing activities	(419,359)	(963,159)

FINANCING ACTIVITIES
Issue of common shares for cash, net of issue costs	13,104,823	6,845,023

Cash flow from financing activities	13,104,823	6,845,023

EFFECT OF EXCHANGE RATE CHANGES ON CASH	(237,986)	(169,695)

NET CHANGE IN CASH	9,020,049	3,004,144

CASH AND CASH EQUIVALENT, beginning of period	3,260,967	1,435,762

CASH AND CASH EQUIVALENT, end of period	$12,281,016	$4,439,906

The accompanying notes are an integral part of these consolidated financial statements.

POET TECHNOLOGIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in US Dollars)

1.                                    DESCRIPTION OF BUSINESS

POET Technologies Inc. is incorporated in the Province of Ontario. POET Technologies Inc. and ODIS Inc. (“ODIS”), a subsidiary of Opel Solar Inc., (collectively, the “Company”) develops and markets optical laser and infrared detection using planar opto electronic technology (“POET”). Opel Solar Inc. is a wholly owned subsidiary of POET Technologies Inc. The Company continues to develop the technology to produce a monolithic, integrated opto electronic microchip. The Company’s head office is located at 121 Richmond Street West, Suite 501, Toronto, Ontario, Canada M5H 2K1. These condensed unaudited consolidated financial statements of the Company were approved Board of Directors of the Company on November 12, 2014.

2.                                    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

These condensed unaudited consolidated financial statements of the Company and its subsidiaries were prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”).

These condensed unaudited interim consolidated financial statements do not include all of the information required for full annual financial statements and should be read in conjunction with the consolidated audited financial statements for the year ended December 31, 2013.

The preparation of financial statements in accordance with IAS 34 requires the use of certain critical accounting estimates. It also requires management to exercise judgment in applying the Company’s accounting policies. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the financial statements are disclosed below:

Basis of presentation

These consolidated financial statements include the accounts of POET Technologies Inc. and its subsidiaries. All intercompany balances and transactions have been eliminated on consolidation.

Foreign currency translation

These consolidated financial statements are presented in U.S. dollars (“USD”), which is the Company’s presentation currency.

Items included in the financial statements of each of the Company’s subsidiaries are measured using the currency of the primary economic environment in which the entity operates (the “functional currency”). Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transaction.  Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation of monetary assets and liabilities not denominated in the functional currency of an entity are recognized in the statement of operations and deficit.

Assets and liabilities of entities with functional currencies other than USD are translated into the presentation currency at the year end rates of exchange, and the results of their operations are translated at average rates of exchange for the year. The resulting translation adjustments are included in accumulated other comprehensive income in shareholders’ equity. Additionally, foreign exchange gains and losses related to certain intercompany loans that are permanent in nature are included in accumulated other comprehensive income.

POET TECHNOLOGIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in US Dollars)

2.                                    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Financial Instruments

Financial instruments are required to be classified as one of the following: held-to-maturity; loans and receivables, fair value through profit or loss; available-for-sale or other financial liabilities.

The Company’s financial instruments include cash, accounts and other receivable, accounts payable and accrued liabilities. The Company designated its cash as fair value through profit or loss, its accounts and other receivable as loans and receivables, and its accounts payable and accrued liabilities as other financial liabilities.

Fair value through profit or loss financial assets are measured at fair value with gains and losses recognized in operations. Financial assets, loans and receivables and other financial liabilities are measured at amortized cost. Available-for-sale financial assets are measured at fair value with unrealized gains and losses recognized in other comprehensive income .

Fair value of a financial instrument is the amount of consideration that would be agreed upon in an arm’s length transaction between knowledgeable, willing parties who are under no compulsion to act. The fair value of a financial instrument on initial recognition is the transaction price, which is the fair value of the consideration given or received. Subsequent to initial recognition, the fair value of a financial instrument that is quoted in active markets is based on the bid price for a financial asset held and the offer price for a financial liability. When an independent price is not available, fair value is determined by using a valuation methodology which refers to observable market data. Such a valuation technique includes comparisons with a similar financial instrument where an observable market price exists, discounted cash flow analysis, option pricing models and other valuation techniques commonly used by market participants.  If no reliable estimate can be made, the Company measures the financial instrument at cost less impairment as a last resort.

Property and equipment

Property and equipment are recorded at cost. Depreciation is calculated based on the estimated useful life of the asset using the following rates:

New
Machinery and equipment	Straight Line, 5 years
Office equipment	Straight Line, 5 years

Patents and licenses

Patents and licenses are recorded at cost and amortized on a straight line basis over their estimated useful lives. Ongoing maintenance costs are expensed as incurred. The expiry of the patents and licenses range from 6 - 12 years (See note 19).

Impairment of long-lived assets

The Company’s tangible and intangible assets are reviewed for indications of impairment whenever events or changes in circumstances indicate that the carrying amounts of the assets may not be recoverable. An assessment is made at each reporting date whether there is any indication that an asset may be impaired.

POET TECHNOLOGIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in US Dollars)

2.                                    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

An impairment loss is recognized when the carrying amount of an asset exceeds its recoverable amount. Impairment losses are recognized in profit and loss for the year. The recoverable amount is the greater of the asset’s fair value less costs to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. For an asset that does not generate largely independent cash inflows, the recoverable amount is determined for the cash-generating unit (“CGU”) to which the asset belongs.

An impairment loss is reversed if there is an indication that there has been a change in the estimates used to determine the recoverable amount. An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized. The Company has not recorded an impairment loss in 2014 or 2013.

Income taxes

The Company follows the liability method of accounting for income taxes. Under this method, deferred income taxes are provided on differences between the financial reporting and income tax bases of assets and liabilities and on income tax losses available to be carried forward to future years for tax purposes. Deferred income taxes are measured using the substantively enacted tax rates and laws which are expected to be in effect when the differences are expected to reverse. Valuation allowances are provided to reduce deferred income tax assets to the amount expected to be realized.

Other Income - Government grants

Government grants received exclusively from the Department of Defense of the United States of America and NASA, relating to research and development, are recognized as other income, net, based on the agreed upon milestones of the projects.  Other income earned on government grants in 2014 was $169,832 (2013 - $261,984).

Research and development costs

Research costs are expensed in the year incurred. Development costs are also expensed in the year incurred unless the Company believes a development project meets IFRS criteria as set out in IAS 38, Intangible Assets, for deferral and amortization.

Stock-based compensation

Stock options and warrants awarded to non employees are accounted for using the fair value of the instrument awarded or service provided whichever is considered more reliable.  Stock options and warrants awarded to employees are accounted for using the fair value method. The fair value of such stock options and warrants granted is recognized as an expense on a proportionate basis consistent with the vesting features of each tranche of the grant. The fair value is calculated using the Black-Scholes option pricing model with assumptions applicable at the date of grant.

Loss per share

Basic loss per share is calculated by dividing net loss by the weighted average number of common shares outstanding during the year. Diluted loss per share is calculated by dividing net loss by the weighted average number of common shares outstanding during the year after giving effect to potentially dilutive financial instruments. The dilutive effect of stock options and warrants is determined using the treasury stock method.

POET TECHNOLOGIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in US Dollars)

2.                                    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

The following new accounting policy was adopted on January 1, 2014:

Financial instruments

IAS 32, Financial Instruments; Offsetting Financial Assets and Financial Liabilities

The amendment provides further clarification on the application of the offsetting requirements. The adoption of this pronouncement did not have an impact on the Company’s consolidated financial statements.

3.                                    RECENT ACCOUNTING PRONOUNCEMENTS

The following is a summary of recent accounting pronouncements that may affect the Company.

(i)                                     Financial instruments

IFRS 9, Financial Instruments, replaces IAS 39, Financial Instruments: Recognition and Measurement.

The new standard requires entities to classify financial assets as being measured either at amortized cost or fair value depending on the business model and contractual cash flow characteristics of the asset. For financial liabilities, IFRS 9 requires an entity choosing to measure a liability at fair value to present the portion of the change in its fair value due to change in the entity’s own credit risk in the other comprehensive income rather than in the statement of profit or loss. The new standard applies to annual years beginning on or after January 1, 2015.

4.                                    MARKETABLE SECURITIES

Marketable securities consist of small investments in three companies carrying a market value of nil as of September 30, 2014 and $397 as of December 31, 2013.

5.                                    PROPERTY AND EQUIPMENT

	Construction in	Machinery and	Office
	progress	equipment	equipment	Total
Cost
Balance, January 1, 2013	$—	$27,500	$2,335	$29,835
Additions	—	931,449	6,411	937,860

Balance, December 31, 2013	—	958,949	8,746	967,695
Additions	271,160	32,159	45,242	348,561

Balance, September 30, 2014	271,160	991,108	53,988	1,316,256

Accumulated Depreciation
Balance, January 1, 2013	—	2,750	415	3,165
Depreciation for the year	—	59,250	1,488	60,738

Balance, December 31, 2013	—	62,000	1,903	63,903
Depreciation for the period	—	146,954	5,756	152,710

Balance, September 30, 2014	—	208,954	7,659	216,613

Carrying Amounts
At December 31, 2013	$—	$896,949	$6,843	$903,792

At September 30, 2014	$271,160	$782,154	$46,329	$1,099,643

POET TECHNOLOGIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in US Dollars)

6.             PATENTS AND LICENSES

Cost
Balance, January 1, 2013	$103,229
Additions	62,923
Balance, December 31, 2013	166,152
Additions	70,798
Balance, September 30, 2014	236,950

Accumulated Depreciation
Balance, January 1, 2013	27,679
Amortization/impairment	12,797
Balance, December 31, 2013	40,476
Amortization	14,023
Balance, September 30, 2014	54,499

Carrying Amounts
At December 31, 2013	$125,676
At September 30, 2014	$182,451

See note 19 for explanation on a change in accounting policy relating to patents and licenses.

7.             ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	September 30,	December 31,
	2014	2013
Trade payable	$76,722	$94,824
Payroll related liabilities	218,215	89,243
Accrued liabilities	322,928	71,960
	$617,865	$256,027

POET TECHNOLOGIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in US Dollars)

8.             SHARE CAPITAL

(a)           AUTHORIZED

Unlimited number of common shares

1 Special voting share

(b)           COMMON SHARES ISSUED

	Number of
	Shares	Amount
Balance, January 1, 2013	117,528,615	$40,225,401
Shares issued on the exercise of stock options	607,500	152,502
Fair value of stock options exercised	—	121,368
Shares issued on private placement	14,400,000	7,189,200
Fair value of warrants and compensation warrants issued	—	(4,308,292)
Share issue costs	—	(529,222)
Shares issued on the exercise of warrants and compensation warrants	140,000	37,111
Fair value of warrants exercised	—	23,387

Balance, December 31, 2013	132,676,115	42,911,455
Shares issued on the exercise of stock options	3,430,000	886,093
Fair value of stock options exercised	—	748,193
Shares issued on private placements	7,692,307	4,546,000
Fair value of warrants and compensation warrants issued	—	(4,146,957)
Shares issued on the exercise of warrants and compensation warrants	18,083,462	7,704,441
Fair value of warrants and compensation warrants exercised	—	3,542,730
Warrant exercise incentive	—	(31,711)
Shares issued for reduction of license fee	2,000,000	1,439,898
Balance, September 30, 2014	163,881,884	$57,600,142

On February 13, 2014, the Company completed a $4,546,000 (CAD $5,000,000) private placement financing. The financing consisted of 7,692,307 units at a price of $0.59 (CAD $0.65) per unit. Each unit comprises one common share and one common share purchase warrant. One warrant allows the holder to acquire one common share of the Company at an exercise price of $0.91 (CAD $1.00) per share for a period of 2 years.  No commission was payable with respect to this financing.

The fair value of the warrants was estimated using the Black-scholes option pricing model with the following assumptions: dividend yield of 0%, interest rate of 1.017%, volatility of 92.22% and estimated life of 2 years. The estimated fair value assigned to the warrants was $4,146,957.

During the period, the Company paid $31,711 (CAD $35,000) as incentives for the exercise of warrants.

POET TECHNOLOGIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in US Dollars)

9.             WARRANTS

The following table reflects the continuity of warrants:

	Average Exercise	Number of	Historical
	Price	Warrants	Fair value
Balance, January 1, 2013	$0.33	26,778,569	$3,850,685
Warrants issued	0.75	14,400,000	3,825,178
Compensation warrants issued	0.50	1,440,000	483,114
Exercised	0.17	(140,000)	(23,387)

Balance, December 31, 2013	0.48	42,478,569	8,135,590
Warrants issued	0.91	7,692,307	4,146,957
Expired	0.29	(3,500)	(756)
Exercised	0.43	(18,083,462)	(3,542,730)
Balance, September 30, 2014	$0.61	32,083,914	$8,739,061

As at September 30, 2014 the following warrants were outstanding:

	Number of Warrants	Historical Fair Value ($)	Exercise Price ($)	Expiry Date
	10,186,000	2,705,782	0.75	February 14, 2015
	1,622,348	214,048	0.34	June 8, 2015
	731,544	96,431	0.34	June 22, 2015
	1,332,000	179,119	0.34	July 31, 2015
	1,320,039	180,344	0.34	September 7, 2015
	5,325,000	738,140	0.34	September 13, 2015
	2,298,000	315,783	0.35	September 27, 2015
	6,734,577	3,630,707	0.91	February 12, 2016
Compensation warrants	1,411,855	473,672	0.50	February 14, 2016
Compensation warrants	38,040	6,659	0.22	June 22, 2016
Compensation warrants	11,250	2,006	0.22	July 31, 2016
Compensation warrants	36,361	6,587	0.22	September 7, 2016
Compensation warrants	536,900	98,681	0.22	September 13, 2016
Compensation warrants	500,000	91,102	0.22	September 27, 2016
	32,083,914	8,739,061	0.61

These warrants were issued in Canadian dollars and are exercisable at prices ranging from $0.23 CAD and $1.00 CAD.

10.          STOCK OPTIONS AND CONTRIBUTED SURPLUS

Stock Options

On August 12, 2014, shareholders of the Company approved amendments to the Company’s fixed 20% stock option plan (as amended, referred to as the “2014 Plan”). Under the 2014 Plan, the board of directors may grant options to acquire common shares of the Company to qualified directors, officers, employees and consultants.  The 2014 Plan provides that the number of common shares issuable pursuant to options granted under the 2014 Plan and pursuant to other previously granted options is limited to 31,925,000 (the “Number Reserved”). Any subsequent increase in the Number Reserved must be approved by shareholders of the Company and cannot, at the time of the increase, exceed 20% of the number of issued and outstanding shares. Options granted under the 2014 Plan generally vest 25% immediately and 25% every six months from the date of issue, however, the directors may, at their discretion, specify a different vesting period.

POET TECHNOLOGIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in US Dollars)

10.          STOCK OPTIONS AND CONTRIBUTED SURPLUS (Continued)

Stock option transactions and the number of stock options outstanding were as follows:

		Weighted average
	Number of Options	Exercise Price

Balance, January 1, 2013	17,602,750	$0.35
Expired/cancelled	(572,500)	0.53
Exercised	(607,500)	0.25
Granted	7,310,000	0.46

Balance, December 31, 2013	23,732,750	0.38
Expired/cancelled	(150,000)	0.47
Exercised	(3,430,000)	0.27
Granted	6,155,000	1.26

Balance, September 30, 2014	26,307,750	$0.60

During the period, the Company granted 6,155,000 (2013 - 5,630,000) stock options to officers, employees and consultants of the Company to purchase common shares at an average price of $1.26 (2013 - $0.45) per share.

During the period, the Company recorded stock-based compensation of $3,571,665 (2013 - $3,060,448) relating to stock options that vested during the period.

The stock options granted were valued using the Black-Scholes option pricing model using the following assumptions;

	2014	2013
Weighted average risk-free interest rate	1.58%	1.54%
Weighted average dividend yield	0%	0%
Weighted average volatility	102%	115%
Weighted average estimated life	5 years	5 years

Share price on the various grant dates were:

First grant	$1.31	$0.53
Second grant	1.10	0.50
Third grant	1.64	0.44
Fourth grant	1.13	0.46
Fifth grant	—	0.47

The underlying expected volatility was determined by reference to the Company’s historical share price movements, its dividend policy and dividend yield and past experience relating to the expected life of granted stock options.

POET TECHNOLOGIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in US Dollars)

10.          STOCK OPTIONS AND CONTRIBUTED SURPLUS (Continued)

The weighted average remaining contractual life and weighted average exercise price of options outstanding and of options exercisable as at September 30, 2014 are as follows:

Options Outstanding			Options Exercisable
		Weighted	Weighted Average		Weighted
Exercise	Number	Average Exercise	Remaining Contractual	Number	Average Exercise
Range	Outstanding	Price	Life (years)	Exercisable	Price
$0.11 - $0.25	4,055,000	$0.22	3.90	4,055,000	$0.22
$0.28 - $0.31	721,250	$0.27	3.68	721,250	$0.27
$0.34 - $0.37	892,500	$0.33	5.88	892,500	$0.33
$0.38 - $0.86	14,284,000	$0.45	3.75	12,136,500	$0.45
$0.87 - $1.64	6,355,000	$1.26	4.88	1,750,000	$1.26
	26,307,750	$0.60	4.11	19,555,250	$0.45

Contributed Surplus

The following table reflects the continuity of contributed surplus:

Amount

Balance, January 1, 2013	$16,361,282
Stock-based compensation	4,021,153
Fair value of stock options exercised	(121,368)
Fair value of expired warrants	—

Balance, December 31, 2013	20,261,067
Stock-based compensation	3,571,665
Fair value of stock options exercised	(748,193)
Fair value of expired warrants	756

Balance, September 30, 2014	$23,085,295

11.          LOSS PER SHARE

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2014	2013	2014	2013
Numerator
Net loss	$(4,397,485)	$(2,280,104)	$(9,156,471)	$(5,883,751)

Denominator
Weighted average number of common shares outstanding	163,014,051	132,583,098	153,566,080	130,060,889
Weighted average number of common shares outstanding - diluted	163,014,051	132,583,098	153,556,080	130,060,889

Basic and diluted loss per share	$(0.03)	$(0.02)	$(0.06)	$(0.05)

The effect on the net loss in 2014 and 2013 of the shares to be issued on exercise of common share purchase options, warrants, compensation warrants is not reflected as they are anti-dilutive.

POET TECHNOLOGIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in US Dollars)

12.          COMMITMENTS AND CONTINGENCIES

The Company has two operating leases for office space and research facilities expiring September 30, 2015 and March 14, 2018.

Rent expense under these leases was $36,333 and $108,996 for the three and nine months ended September 30, 2014 (2013 - $36,333 and $97,411).

Remaining minimum annual rental payments to the lease expiration dates are as follows:

2014	$36,333
2015 and after	175,515

$211,848

13.            RELATED PARTY TRANSACTIONS

Compensation to key management personnel were as follows:

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2014	2013	2014	2013
Salaries	$348,580	$192,200	$907,240	$564,431
Share-based payments (1)	1,260,883	342,999	1,660,750	990,142
Total	$1,609,463	$535,199	$2,567,990	$1,554,573

(1) Share-based payments are the fair value of options granted to key management personnel and expensed during the year.

During the nine months ended September 30, 2014, the Company settled $100,000 that was advanced to the former CEO of the Company. The amount was non interest bearing and short-term in nature. The Company settled the amount due from the former CEO in return for a reduction in his compensation and certain other entitlements.

During the nine months ended September 30, 2014, the former CEO of the Company received a severance package of $185,000 to be paid over one year. The full amount of the severance package has been accounted for during the period.

The Company paid $67,069 and $121,030 in fees and disbursements (2013 - $25,664 and $42,311) to a law firm, of which a director is counsel, for legal services rendered to the Company for the three and nine months ended September 30, 2014.

All transactions with related parties have occurred in the normal course of operations and are measured at the exchange amounts, which are the amounts of consideration established and agreed to by the related parties.

14.        SEGMENT INFORMATION

The Company and its subsidiary operates in a single segment; the design of semi-conductor products for military and industrial applications. The Company’s operating and reporting segment reflects the management reporting structure of the organization and the manner in which the chief operating decision maker regularly assesses information for decision making purposes, including the allocation of resources. A summary of the Company’s operating segment is below:

POET TECHNOLOGIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in US Dollars)

14.          SEGMENT INFORMATION (Continued)

ODIS Inc. (“ODIS”)

ODIS develops the technology to produce a monolithic, integrated opto electronic microchip having several potential major market applications: infrared sensor arrays for Homeland Security monitoring and imaging along with the unique combination of optical lasers, and electronic control circuits on the same microchip for potential applications in various military programs and potentially telecom for Fibre to The Home. ODIS’ technology also provides the opportunity for higher speed computing capabilities.

The Company operates geographically in the United States and Canada. Geographical information is as follows:

	2014
As of September 30,	US	Canada	Consolidated
Current assets	$4,243,884	$8,115,633	$12,359,517
Property and equipment	1,099,643	—	1,099,643
Patents and licenses	182,451	—	182,451
	$5,525,978	$8,115,633	$13,641,611

	US	Canada	Consolidated
Nine months ended September 30,
General and administration	$1,337,750	$6,265,996	$7,603,746
Research and development	1,722,557	—	1,722,557
Other income	(169,832)	—	(169,832)
	$2,890,475	$6,265,996	$9,156,471

	2013
As of September 30,	US	Canada	Consolidated
Current assets	$1,427,344	$3,290,483	$4,717,827
Property and equipment	409,739	—	409,739
Patents and licenses	128,875	—	128,875
Construction in progress	481,010	—	481,010
	$2,446,968	$3,290,483	$5,737,451

	US	Canada	Consolidated
Nine months ended September 30,
General and administration	$1,197,206	$3,656,772	$4,853,978
Research and development	1,291,757	—	1,291,757
Other income	(261,984)	—	(261,984)
	$2,226,979	$3,656,772	$5,883,751

POET TECHNOLOGIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in US Dollars)

15.          FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

The Company’s financial instruments consist of cash, short-term investments, accounts and other receivable, marketable securities, accounts payable and accrued liabilities and customer deposits.  Unless otherwise noted, it is management’s opinion that the Company is not exposed to significant interest or credit risks arising from these financial instruments. The Company estimates that the fair value of these instruments approximate the carrying values due to their short term nature.

The Company has classified financial assets as follows:

	September 30,	December 31,
	2014	2013

Fair value through profit or loss, measured at fair value:
Cash	$12,281,016	$3,260,967
Available-for-sale, measured at fair value:
Marketable securities	—	397
	$12,281,016	$3,261,364

Financial instruments recorded at fair value on the balance sheet are classified using a fair value hierarchy that reflects the significance of the inputs used in making the measurements. The fair value hierarchy has the following levels:

Level 1 - valuation based on quoted prices (unadjusted) observed in active markets for identical assets or liabilities.

Level 2 - valuation techniques based on inputs other than quoted prices included in Level 1 that are observable for the asset or liability either directly or indirectly.

Level 3 - valuation techniques based on inputs for the asset or liability that are not based on observable market data.

Cash was determined using level 1 inputs.

Exchange Rate Risk

The functional currency of each of the entities included in the accompanying consolidated financial statements is the local currency where the entity is domiciled. Functional currencies include the US and Canadian dollar. Most transactions are conducted in functional currencies. As such, none of the entities included in the consolidated financial statements engage in hedging activities. The Company is exposed to a foreign currency risk with the Canadian dollar.  A 10% change in the Canadian dollar would increase or decrease other comprehensive income by $792,863.

Liquidity Risk

The Company currently does not maintain credit facilities. The Company’s existing cash and cash resources are considered sufficient to fund operating and investing activities over the next twelve months.

POET TECHNOLOGIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in US Dollars)

16.          CAPITAL MANAGEMENT

In the management of capital, the Company includes shareholders equity (excluding accumulated other comprehensive income, deficit and non controlling interest) and cash. The components of capital on September 30, 2014 were:

Cash	$12,281,016
Shareholders equity	$89,424,498

The Company’s objective in managing capital is to ensure that financial flexibility is present to increase shareholder value through growth and responding to changes in economic and/or market conditions; to maintain a strong capital base so as to maintain investor, creditor and market confidence and to sustain future development of the business and to safeguard the Company’s ability to obtain financing should the need arise.

In maintaining its capital, the Company has a strict investment policy which includes investing its surplus capital only in highly liquid, highly rated financial instruments.

The Company reviews its capital management approach on an ongoing basis.  There were no changes in the Company’s approach to capital management during the year.

17.          EXPENSES

Research and development costs can be analysed as follows:

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2014	2013	2014	2013
Wages and benefits	$201,970	$184,619	$668,656	$517,323
Subcontract fees	256,059	145,075	414,239	328,039
Stock-based compensation	123,363	179,683	543,276	369,806
Supplies	46,102	22,792	96,386	76,589
	$627,494	$532,169	$1,722,557	$1,291,757

General and administrative costs can be analysed as follows:

Stock-based compensation	$2,489,972	$1,152,871	$3,028,391	$2,690,642
Wages and benefits	405,012	118,865	1,122,529	602,554
Professional fees	325,695	241,761	773,455	447,382
Management and consulting fees	290,327	155,984	455,627	426,003
General expenses	157,878	88,963	502,890	534,160
Rent	35,057	41,092	114,223	107,482
Depreciation and amortization	66,050	33,027	166,733	45,755
Shares issued for reduction of license fee	—	—	1,439,898	—
	$3,769,991	$1,832,563	$7,603,746	$4,853,978

POET TECHNOLOGIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in US Dollars)

18.                                   REDUCTION OF LICENSE FEE

The University of Connecticut agreed to convert certain royalty rights into a significant investment in the Company.   The parties agreed to restructure the payment provisions of the License Agreement by reducing royalty payments to three percent (3%) of amounts received from unaffiliated third parties in respect of the exploitation of the Intellectual Property defined in the License Agreement, in consideration for 2,000,000 common shares of the Company. The common shares were valued at $1,439,898 (CAD $1,580,000). The market value of shares were determined using the quoted market price of the stock on the date of the agreement between the Company and the University of Connecticut.

19.                           ACCOUNTING POLICY CHANGE

During the period, the Company made an accounting policy change to capitalize its patent registration costs. The previous accounting policy was to charge all patent registration costs against profit and loss in the year those costs are incurred (see note 2).

The new accounting policy was adopted in the current period and has been applied retrospectively. Management believes that the change in accounting policy will provide more relevant and reliable information. The Company is developing an intangible process which is increasing the net worth of the Company. Each patent filed, increases the value of the Company. This retrospective change in accounting policy provides more transparent information relating to these assets as they are expected to provide future economic benefits and they can be measured reliably.

The impact of the change in accounting policy on the Consolidated Statement of Operations and Deficit, Consolidated Statement of Comprehensive Loss, Consolidated Statement of Financial Position and Consolidated Statements of Cash Flows is set out below:

Consolidated Statements of Operations and Deficit:

	Three Months Ended	Nine Months Ended
	September 30,	September 30,
	2013	2013

Net loss previously reported	$(2,281,833)	$(5,940,221)
Differences (increasing) decreasing reported net loss General and administrative expenses	1,729	56,470
Net loss	(2,280,104)	(5,883,751)
Deficit beginning of period	(62,752,692)	(59,149,045)
Deficit end of period	$(65,032,796)	$(65,032,796)

Loss per share previously reported	$(0.01)	$(0.03)
Loss per share as restated	$(0.01)	$(0.03)

Deficit, previously reported		$(65,118,473)
Effects due to change in accounting policy:
Years prior to 2013		29,207
2013		56,470
Deficit		$(65,032,796)

POET TECHNOLOGIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in US Dollars)

19.                                   ACCOUNTING POLICY CHANGE (Continued)

Consolidated Statements of Comprehensive Loss:

	Three Months Ended	Nine Months Ended
	September 30,	September 30,
	2013	2013

Comprehensive loss previously reported	$(2,215,376)	$(6,109,916)
Adjustment to net loss due to change in accounting policy	1,729	56,470
Comprehensive loss	$(2,213,647)	$(6,053,446)

Consolidated Statements of Financial Position:

	Balance as previously reported	Change in accounting	Balance as
	December 31, 2013	policy	adjusted

Patents and licenses previously reported, December 31, 2013	$38,790	$86,886	$125,676
Deficit	$(67,081,588)	$86,886	$(66,994,702)

Consolidated Statements of Cash Flows:

Patents and licenses that are capitalized are included as part of cash flows from investing activities whereas patent registration costs that are expensed, and amortization of capitalized costs are included as part of cash flows from operating activities. This has resulted in additional cash outflows from investing activities being relating to capitalized patent registration costs of $62,923 for the period ended September 30, 2013.  This has also resulted in a corresponding reduction being reflected in the net cash outflow from operating activities of $62,923.  Non-cash operating activities relating to the amortization of patent registration costs increased by $6,453 for the period ended September 30, 2013.

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POET TECHNOLOGIES INC. Suite 501, 121 Richmond Street West Toronto, Ontario M5H 2K1 Tel: 416-368-9411 Fax: 416-861-0749 http://www.poet-technologies.com